Exhibit 10.4

As of May 13, 2010

Mr. John Potapchuk

56 Devon Road

Rockville Centre, NY 11570

Dear John:

In consideration of the mutual promises, covenants and obligations contained herein, this letter agreement (the “Letter Agreement”) amends and restates the letter agreement between you and Gentiva Health Services, Inc. (the “Company”) dated February 28, 2008, which is superseded in its entirety by this Letter Agreement. This amendment and restatement is intended to conform this Letter Agreement with the letter and spirit of the management transition arrangements approved by the Company’s Board of Directors at its May 13, 2010 meeting.

1.	Your employment with the Company will be as an employee at will for a period that will end, unless sooner terminated by either party, on May 13, 2011 (the “Employment Period”). Your status as an officer of the Company will terminate on May 13, 2010 at which time you will serve as Special Advisor to the Chief Financial Officer of the Company.

During the Employment Period you will receive the following compensation and benefits:

a.	A base salary at an annual rate of $424,000 from May 13, 2010 through August 31, 2010 (unless the parties agree to a later date) during which you are expected to work full time;

b.	A base salary at an annual rate of $212,000 from September 1, 2010 (unless the parties agree to a later date) until the end of the Employment Period during which you are expected to work half-time;

c.	You will be eligible to participate in the corporate incentive bonus plan for 2010. Your target bonus amount is 60% of base salary earned during the first and second quarters of 2010. The actual amount payable under the bonus plan will be determined based on the extent to which performance goals were met or exceeded for the full year 2010. You will not participate in the corporate incentive bonus plan for 2011;

d.	You will be eligible to receive a profit sharing contribution for 2010, but not eligible to participate in profit sharing for 2011;

e.	You will receive a car allowance at an annual rate of $14,000 without any tax gross up;

f.	You will not receive an equity grant in 2010; however, your unvested equity grants will continue to vest post-employment, with no service required past May 13, 2010, and all of your vested options will be exercisable by you (or by your estate, in the case of your death) until the earlier of the expiration of their stated term or February 3, 2014; and

g.	You will receive the severance payment and continued health care benefits as described in paragraph 2 of this Letter Agreement.

2.

Should your employment with the Company continue until the end of the Employment Period or should the Company terminate your employment other than for cause (as hereinafter defined) during the Employment Period or should you terminate your employment with the Company for any reason or no reason during the Employment Period (including your death), the Company will pay to you (or to your estate, in the case of your death) at the end of the Employment Period or at termination of your employment with the Company, whichever is earlier, subject to paragraph 6 below, on a bi-weekly basis (or other regular payroll cycle in use by the Company at the time your employment terminates), eighteen (18) months of severance (the “Severance Period”), based on your base salary on May 13, 2010; provided, however, that any such amount otherwise payable to you prior to sixty (60) days after such termination of employment shall be paid, subject to paragraph 6 below, on the sixtieth (60th) day following such termination of employment. In addition, your medical/prescriptions/dental/vision benefits will be continued until the end of the Severance Period or until similar benefits become available to you from a new employer, whichever comes first. Such benefits continuation shall be on the same economic basis as if you had continued in the employ of the Company (e.g., including any required associate contributions) during that period adjusted for any plan changes. The payment of severance, however, is expressly conditioned upon your compliance with the terms set forth in paragraph 4(b) of this Letter Agreement.

The term “cause” shall mean the following: your conviction for any felony, fraud or embezzlement or crime of moral turpitude; controlled substance abuse; alcoholism which interferes with or affects your responsibilities to the Company or which reflects negatively upon the integrity or reputation of the Company; gross negligence which is materially injurious to the Company; any violation of any express written directions or any reasonable written policy or procedure established by the Company from time to time regarding the conduct of its business not cured or otherwise remedied within 30 days of written notice to you from the Company; or any violation by you of any material term and condition of this Letter Agreement that is not cured or otherwise remedied within 30 days of written notice to you from the Company.

3.	Upon a reduction in your base salary, as the same may then be in effect and to which you do not consent in writing, you will have the right to resign and receive the severance benefits described above, with your severance payments based on your salary in effect on May 13, 2010.

4.	(a) Your employment with the Company is expressly conditioned upon your consent and agreement to be bound by the non-competition and non-solicitation provisions set forth in Attachment A hereto, which Attachment A is made a part hereof in its entirety.

(b) Further, should your employment with the Company continue until the end of the Employment Period or should the Company terminate your employment other than for “cause” (as defined in paragraph 2 of this Letter Agreement) or should you terminate your employment for any reason or no reason before the end of the Employment Period or pursuant to paragraph 3 above, you also agree that your receipt of the severance payments and benefits provided for herein is expressly conditioned upon your consent and agreement to continue to be bound by the non-competition and non-solicitation provisions set forth in Attachment A hereto and your execution and delivery within fifty (50) days after termination of your employment of, and your failure to revoke within the statutory revocation period, the General Release Agreement, the form of which is attached hereto as Exhibit B.

5.	This Letter Agreement may be amended only by a written instrument signed by the Company and you. Except with respect to your Change in Control Agreement and Indemnification Agreement with the Company, and any other agreement between the Company and you specifically referenced herein and intended to continue beyond the execution of this Letter Agreement, this Letter Agreement shall constitute the entire agreement between the Company and you with respect to the subject matter hereof and supersedes any other severance or separation pay plan or policy that would otherwise apply to you. This Letter Agreement shall be governed by the laws of the State of New York, without regard to the principles of conflict of laws thereof. This Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs (in your case) and assigns.

6.

It is intended that this Letter Agreement will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder) to the extent the Letter Agreement is subject thereto, and the Letter Agreement shall be interpreted on a basis consistent with such intent. If an amendment of the Letter Agreement is necessary in order for it to comply with Section 409A, the parties hereto will negotiate in good faith to amend the Letter Agreement in a manner that preserves the original intent of the parties to the extent reasonably possible. Notwithstanding any provision to the contrary in this Letter Agreement, if you are deemed on the date of your “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) to be a “specified employee” (within the meaning of Treas. Reg. Section 1.409A-1(i)), then with regard to any payment that is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code, such payment shall not be made prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service,” or (ii) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments delayed pursuant to this paragraph 6 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to you in a lump sum, and any remaining payments due under this Letter Agreement shall be paid in accordance with the normal payment dates specified for them herein. Notwithstanding any provision of this Letter Agreement to the contrary, your employment will be deemed to have terminated on the date of your “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with the Company. Wherever payments under this Letter Agreement are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A. No action or failure to act, pursuant to this paragraph 6 shall subject the Company to any claim, liability, or expense, and the Company shall not have any obligation to indemnify or otherwise protect you from the obligation to pay any taxes pursuant to Section 409A of the Code.

Sincerely,

By:	/s/ Tony Strange
Tony Strange
Chief Executive Officer and President

Agreed to and Accepted by:

/s/ John R. Potapchuk		7/1/2010
John R. Potapchuk		Date

ATTACHMENT A

CONFIDENTIALITY AND RESTRICTIVE COVENANT AGREEMENT

1.	Confidentiality

Except as may be required by the lawful order of a court or agency of competent jurisdiction, or applicable law, or except to the extent that you have express authorization from Gentiva Health Services Inc., you agree to keep secret and confidential indefinitely all non-public information (including, without limitation, information regarding litigation and pending litigation; any information that may be subject to attorney-client privilege; financial data, business and management information, strategies and plans and internal practices and procedures; proprietary technical information, including but not limited to, systems and equipment information; business and management development plans) concerning Gentiva Health Services Inc., its subsidiaries and affiliates or its predecessors (collectively, the “Company”) which was acquired by or disclosed to you during the course of your employment with the Company, and not to disclose the same, either directly or indirectly, to any other person, firm, or business entity, or to use it in any way. Such non-public information shall include, but not be limited to, any of the following, including any compilation of any parts thereof:

A. information which the Company has compiled to identify, develop and service its clients and customers, including “negative research” to identify those entities who have not subscribed to the Company’s services;

B. information which the Company has compiled concerning the operations of the Company’s clients and customers, including key contacts within the clients’ and customers’ business, familiarity with special needs and customer characteristics, workers’ compensation information, billing rates, profit margins, sales volumes and other sensitive financial information; and

C. information which the Company has compiled concerning the Company’s employees and labor force, including compilations of their names, addresses, job skills, employment histories and employment records.

Upon termination of your employment, you shall promptly deliver to the Company all materials of a confidential nature relating to the Company’s business and which are in your possession or control. To the extent that you obtained information on behalf of the Company or any subsidiary or affiliate that may be subject to attorney-client privilege, you shall take reasonable steps to maintain the confidentiality of such information and to preserve such privilege.

2.	Non-Competition

You acknowledge that the Company conducts its business throughout the United States and the District of Columbia. You further acknowledge that your duties to the Company related to all of these territories and to all business lines of the Company. In the event your employment with the Company terminates for any reason, you agree that for a period of twelve (12) months from the date of such termination (“the Employment Termination Date”), and in a geographic area defined to be the United States and the District of Columbia, you shall not, directly or indirectly: (1) perform or provide any services which are similar to the duties performed by you while employed by the Company to any individual or business which is engaged in the type of business(es) similar to the type of business(es) conducted by the Company; and/or (2) own, manage, operate, control, be employed by, participate in, provide services or financial assistance to, or be connected in any manner with, the ownership, management, operation or control of any business which directly competes with the Company or engages in the type of business(es) principally conducted by the Company, except you may own for investment purposes only up to 1% of the capital stock of any such company whose stock is publicly traded.

You further acknowledge that the limitations contained in this paragraph 2 are reasonable and do not impose any greater restraint than is necessary to protect the goodwill or other legitimate business interests of the Company.

3.	Non-Solicitation of Employees

You agree that for a period of 12 months following your Employment Termination Date you shall not directly or indirectly, solicit or induce any employee, current or future, of the Company to leave the Company for any reason whatsoever, or hire any current or future employees of the Company.

4.	Non-Solicitation of Clients and Customers

You agree that for a period of 12 months following your Employment Termination Date you shall not solicit or accept on behalf of yourself or anyone else any of the Company’s customers and/or clients with a view to sell or provide any product or service competitive with any product or service sold or provided or under development by the Company. For the purposes of this section of Attachment A, the term “customers” and/or “client” shall include any person or entity to whom the Company, through its offices in which you had direct or indirect oversight and managerial duties during your employment with the Company, has sold, provided or been obligated to provide, any service or product, or who has otherwise received any service or benefit from the Company, within 24 months prior to your last day of employment with the Company (“Employment Termination Date”). If you are unsure as to whether you would be prohibited by this clause from soliciting a particular client or customer, you should contact the Vice President of Human Resources.

5.	Remedies

You acknowledge and agree that the provisions of paragraphs 1, 2, 3, 4 and 7 of this Attachment A are reasonable and necessary for the protection of the Company and that the Company will be irreparably and irrevocably damaged if such provisions are not specifically enforced. In the event of a breach or threatened breach of the provisions of paragraphs 1, 2, 3, 4 and 7 of this Attachment A, the Company shall be entitled to seek injunctive relief (without bond or other security being posted) as well as any and all other applicable remedies at law and in equity, including an action for damages. In addition, in the event of a breach of the provisions of paragraphs 1, 2, 3, 4, and 7, you acknowledge that you will forfeit all options to purchase stock granted to you, vested or unvested and/or the proceeds from the sale of stock obtained from options granted to you during the term of your employment with the Company. You agree to pay any and all reasonable attorneys’ fees incurred by the Company in successfully enforcing any covenant contained in this Agreement.

6.	Enforcement

The parties hereby agree that if the scope or enforceability of any of the restrictive covenants contained in paragraphs 1, 2, 3, 4 and 7 of this Attachment A is in dispute, a court or other trier of fact should modify and enforce the covenant in the form necessary to bring it into compliance with applicable law.

7.	Non-Disparagement

You agree that you shall not make any false, defamatory or disparaging statements about the Company, its officers, directors and employees.

8.	Violation Not a Defense.

You agree that the covenants set forth in this Agreement shall accrue to the benefit of the Company, irrespective of the reason for termination of your employment with the Company. In an action by the Company to enforce this Agreement, any claims asserted by you against the Company, including but not limited to any claim that the covenants should not be enforced because the Company terminated the employment relationship, shall not constitute a defense to any action to enforce the terms of this Agreement.

9.	Extension of Obligations.

If you breach any of the provisions of paragraph 2, 3 or 4 of this Agreement, and if the Company brings legal action for injunctive relief, such relief shall have the duration specified in those paragraphs, commencing from the date such relief is granted, but reduced by the period of time elapsed between the Employment Termination Date and your first breach of this Agreement.

10.	Severability.

If any provision, paragraph or subparagraph of this Agreement is adjudged by any court to be void or unenforceable in whole or in part, this adjudication shall not affect the validity of the remainder of the Agreement, including any other provision, paragraph or subparagraph. Each provision, paragraph, and subparagraph of this Agreement is separable from every other provision, paragraph and subparagraph and constitutes a separate and distinct covenant.

11.	Assignment.

This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns and to the benefit of you, your heirs and legal representatives. This Agreement is not assignable by you. This Agreement may be assigned by the Company without your consent. Your transfer to any corporate parent, affiliate or subsidiary of the Company shall constitute an assignment.

EXHIBIT B

GENERAL RELEASE

1) I, John R. Potapchuk, understand that, in order to receive the severance package contained in Section 2 of the Letter Agreement between Gentiva Health Services, Inc. and me dated as of May 13, 2010 (the “Letter Agreement”) which I would not otherwise receive or be entitled to, I have been requested to sign this General Release. I further understand that by signing this General Release, I am waiving my right to raise any claims against Gentiva Health Services, Inc. (“Gentiva” or “the Company”) and other Releasees (as defined below) under federal, state and/or local law.

2)	General Release

I hereby agree to release and forever discharge the Company, its subsidiaries and affiliates, and its and their directors and officers, predecessors, employees, agents, successors and assigns (collectively “Releasees”) from any and all actions or causes of action, suits, claims, charges, complaints, contracts and promises whatsoever, in law or equity which I, my heirs, assigns and any personal or legal representatives have or may have against any of the Releasees including all unknown, undisclosed and unanticipated losses, wrongs, injuries, debts, claims and/or damages arising out of or in any way connected with my employment with the Company or its subsidiaries and the cessation of such employment. This shall include but not be limited to any alleged violation of Title VII of the Civil Rights Act of 1964, Section 1981 et seq. of Title 42 of the United States Code, the Employee Retirement Income Security Act of 1974, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Fair Labor Standards Act, the Occupational, Safety and Health Act, the New York Human Rights Law, Executive Law Section 290 et seq., the New York Labor Law, the New York Equal Rights Law Section 40 et seq., the New York Minimum Wage Law, the New York Equal Pay Law, each of the foregoing as amended, and any and all other Federal, State or local civil or human rights laws, or any other alleged violation of any local, State or Federal law, regulation or ordinance, and/or public policy, contract or tort or common-law claim having any bearing whatsoever on the terms and conditions and/or cessation of my employment with the Company and its subsidiaries which I now have or shall have as of the date of this General Release.

This General Release does not constitute a waiver of my right to bring action against the Company to enforce the terms and provisions of the Letter Agreement.

This General Release does not constitute a waiver of my prior indemnification rights, if any, should I be ordered to appear as a witness or made a defendant in any litigation regarding matters or actions taken within the scope of my responsibilities as an employee of the Company.

3)	Not A Waiver of Vested Benefits

This General Release shall not constitute a waiver of (i) right to benefits which have vested on or prior to the date of termination of my employment or the terms of any applicable employee benefit plan, or (ii) my unreimbursed business expenses properly incurred prior to the date my employment was terminated in accordance with Company policy.

4)	Covenant Not to Sue

I agree that I will not file, charge (except that I may file a charge with the Equal Employment Opportunity Commission alleging age discrimination), claim, sue or cause or permit to be filed any civil action, suit or legal proceeding seeking personal equitable or monetary relief for me in connection with any matter occurring at any time in the past concerning my employment relationship with the Company, up to and including the date of this General Release, or involving any continuing effects of any acts or practices which may have arisen or occurred on or prior to the date of this General Release. I further agree that should any person, organization, or other entity file, charge, claim, sue, or cause or permit to be filed any civil action, suit or legal proceeding involving any matter occurring at any time in the past, I will not seek or accept any personal relief in such civil action, suit or legal proceeding. Nothing in this Section 4 shall limit my right to cooperate with the Equal Employment Opportunity Commission (“EEOC”) in an investigation of a charge of age discrimination, including a charge filed with the EEOC filed by me.

5)	Non-Disclosure of Terms

I hereby agree that I shall not directly or indirectly publish the terms or conditions of this General Release nor discuss or make any statements with regard to such terms or conditions except to my personal lawyer or as required by law.

6)	Governing Law and Interpretation

This General Release shall be governed by and construed in accordance with the laws of New York State without regard to its conflict of laws provisions. Should any provision of this General Release be declared illegal or unenforceable by any court of competent jurisdiction, and cannot be modified to be enforceable, such provision shall immediately become null and void, leaving the remainder of this General Release in full force and effect. However, if the release portion is held invalid or unenforceable by a court of competent jurisdiction or any governmental agency, or I exercise my right to rescind set forth in Section 8 below, then I agree to immediately return to the Company any payment I received as part of the severance package and the Company shall have no further obligation under the Letter Agreement.

7)	Entire Agreement; Amendment

This General Release and the Letter Agreement, along with Attachment A, set forth the entire agreement between the parties hereto and shall supersede any and all prior understandings between the parties, except to the extent as set forth in the Letter Agreement. This General Release may not be amended except by a written agreement signed by both parties to the Letter Agreement.

8)	Effective Date; Right to Revoke

I understand that I have been provided the opportunity to review this General Release for a period of twenty-one (21) days. I understand that this General Release shall not become effective or enforceable until the expiration of seven (7) days following the date on which I first execute this General Release. I also understand that I have the right to revoke this General Release within seven (7) days of when I sign this General Release and that such revocation shall not be effective unless each of the following conditions has been met:

(a) the revocation is made in writing addressed to the Company and includes the statement, “I hereby revoke my agreement to the General Release and the terms and conditions set forth in the Letter Agreement.”

(b) such written revocation is delivered either by hand to the office of the General Counsel of Gentiva Health Services, Inc. or by mail with a postmark dated before the end of the seven (7) day revocation period, such mail to be certified, return receipt requested.

I HAVE READ AND CONSIDERED THE TERMS AND CONDITIONS CONTAINED IN THIS GENERAL RELEASE. I UNDERSTAND THAT MY RIGHT TO RECEIVE THE SEVERANCE PACKAGE IN ACCORDANCE WITH THE LETTER AGREEMENT IS SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS GENERAL RELEASE AND THAT I WOULD NOT RECEIVE SUCH BENEFIT BUT FOR MY EXECUTION OF THIS GENERAL RELEASE. I ALSO UNDERSTAND THAT BY EXECUTING THIS GENERAL RELEASE, I WILL BE WAIVING MY RIGHTS UNDER FEDERAL, STATE AND LOCAL LAW TO BRING ANY CLAIMS THAT I HAVE OR MIGHT HAVE AGAINST ANY RELEASEES (AS DEFINED ABOVE). I HAVE BEEN AFFORDED AT LEAST TWENTY-ONE (21) DAYS TO CONSIDER THIS GENERAL RELEASE AND HAVE BEEN ADVISED IN WRITING TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTING THIS GENERAL RELEASE.

IN WITNESS WHEREOF, I have executed this General Release as of the date set forth below.

Signed:

Date: